Exhibit 99.(d).13

JOHN HANCOCK INVESTMENT TRUST

on behalf of John Hancock Global Thematic Opportunities Fund

AMENDMENT TO ADVISORY AGREEMENT

AMENDMENT made as of the 13th day of December, 2018, to the Advisory Agreement dated July 1, 2009, as amended (the “Agreement”), between John Hancock Investment Trust (the “Trust”), a Massachusetts business trust, on behalf of its series John Hancock Global Thematic Opportunities Fund (the “Fund”), and John Hancock Advisers, LLC (“JHA” or the “Adviser”), a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to Section 4 of the Agreement, “COMPENSATION OF ADVISER,” is hereby amended to reflect the following new series and fee schedules:

ADVISORY FEE SCHEDULES

The Adviser shall serve as an investment adviser for the Fund of the Trust listed below. The Trust will pay the Adviser, as full compensation for all services provided under this Agreement with respect to the Fund, the fee computed separately for the Fund at an annual rate as set forth in the chart below (the “Adviser Fee”).

The term Aggregate Net Assets in the chart below includes the net assets of the Fund. This term also includes as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the Adviser or one of its affiliates including Manulife Investments, a division of Manulife Asset Management Limited (“MAML”) also serves as the adviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the Adviser or one of its affiliates including MAML.

For purposes of determining Aggregate Net Assets and calculating the Adviser Fee, the net assets of the Fund and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

An Adviser Fee based on Aggregate Net Assets for a Fund shall be based on the applicable annual fee rate for the Fund which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Adviser Fee for each Fund shall be accrued and paid daily to the Adviser for each calendar day. The daily fee accruals for Adviser Fees based on Aggregate Net Assets will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Fund. Fees shall be paid either by wire transfer or check, as directed by the Adviser.

If, with respect to any Fund, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

Portfolio	First $250 Million of Aggregate Net Assets*	Next $250 Million of Aggregate Net Assets*	Next $500 Million of Aggregate Net Assets*	Next $1 Billion of Aggregate Net Assets*	Excess over $2 Billion of Aggregate Net Assets*
John Hancock Global Thematic Opportunities Fund	0.840%	0.815%	0.790%	0.750%#	0.730%##

#When Aggregate Net Assets exceed $1 Billion but are less than or equal to $2 Billion on any day, the annual rate of advisory fee for that day is 0.750% on all assets.

##When Aggregate Net Assets exceed $2 Billion on any day, the annual rate of advisory fee for that day is 0.730% on all assets.

*Aggregate Net Assets include the net assets of the following funds in addition to the net assets of the John Hancock Global Thematic Opportunities Fund:

Manulife Global Thematic Opportunities Fund, a Canadian mutual fund trust governed by National Instrument 81-102 - Investment Funds (the “Canadian Fund”)

Manulife Global Thematic Opportunities Class, a class of mutual fund shares of Manulife Investment Exchange Funds Corp. governed by NI 81-102 (the “Canadian Class”)^

^Excluding assets of the Canadian Class invested in the Canadian Fund

2.	EFFECTIVE DATE

This Amendment shall become effective as of the date first mentioned above.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT TRUST,
on behalf of

John Hancock Global Thematic Opportunities Fund

By:	/s/ Andrew G. Arnott
Andrew G. Arnott
President

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Jay Aronowitz
Jay Aronowitz
Chief Investment Officer